SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Skystar Bio-Pharmaceutical Company
(Name of Issuer)

Common Stock
(Title of Class Of Securities)

830884102
(CUSIP Number)

James M. Gregory
SJ Strategic Investments, LLC
340 Martin Luther King, Jr. Boulevard, Suite 200
Bristol, TN 37620
(423) 989-8133
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications)

March 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box ”

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
_____________________
(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13D

CUSIP No. 830884102	Page 2
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	404,000 (See Item 5)
8.	Shared Voting Power	0
9.	Sole Dispositive Power	404,000 (See Item 5)
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	404,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	5.3%
14.	Type of Reporting Person (See Instructions)	IN

13D

CUSIP No. 830884102	Page 3
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	65,000 (See Item 5)
8.	Shared Voting Power	0 (See Item 5)
9.	Sole Dispositive Power	65,000 (See Item 5)
10.	Shared Dispositive Power	0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	119,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.56%
14.	Type of Reporting Person (See Instructions)	IN

13D
CUSIP No. 830884102	Page 4
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Susan Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (See Item 5)
8.	Shared Voting Power	0 (See Item 5)
9.	Sole Dispositive Power	0 (See Item 5)
10.	Shared Dispositive Power	0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	54,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	*
14.	Type of Reporting Person (See Instructions)	IN

* Less than 1%

13D

CUSIP No. 830884102	Page 5
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (See Item 5)
8.	Shared Voting Power	0 (See Item 5)
9.	Sole Dispositive Power	0 (See Item 5)
10.	Shared Dispositive Power	0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	54,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	*
14.	Type of Reporting Person (See Instructions)	IN

* Less than 1%

13D

CUSIP No. 830884102	Page 6
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	SJ Strategic Investments, LLC 30-0060195
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	54,000 (See Item 5)
8.	Shared Voting Power	0
9.	Sole Dispositive Power	54,000 (See Item 5)
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	54,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	*
14.	Type of Reporting Person (See Instructions)	OO

* Less than 1%

13D

CUSIP No. 830884102	Page 6
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Kingsway Charities, Inc. 54-1668650
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	285,000 (See Item 5)
8.	Shared Voting Power	0
9.	Sole Dispositive Power	285,000 (See Item 5)
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	285,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.75%
14.	Type of Reporting Person (See Instructions)	OO

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Skystar Bio-Pharmaceutical Company (the “Issuer”). The Issuer’s principal executive offices are located at 4/F Building B, Chuangye Square, No. 48 Keji Road, Gaoxin District, Xi’an, Shaanxi Province, People's Republic of China.

Item 2.	Identity and Background.

(a)  This report is being filed by John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory, James M. Gregory, SJ Strategic Investments, LLC and Kingsway Charities, Inc. (collectively, the “Reporting Persons”). SJ Strategic Investments, LLC (“SJSI”) is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory. Kingsway Charities, Inc. is a Virginia non-profit charitable organization for which John M. Gregory serves as Chairman of the Board of Directors.

(b)	The address for the Reporting Persons and the principal business office for SJSI is:

  SJ Strategic Investments, LLC
  340 Martin Luther King, Jr. Boulevard, Suite 200
  Bristol, TN 37620

(c)  John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is General Counsel of SJSI.

(d)and(e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 (f)   John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

    SJSI acquired its shares of Common Stock with working capital of approximately $240,008.  Kingsway Charities acquired its shares of Common Stock with working capital of approximately $1,343,720.    John M. Gregory and Joan P. Gregory, as joint tenants with right of survivorship, acquired their shares of Common Stock with personal funds of approximately $357,257.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.  The Reporting Persons intend to review on a continuing basis their investment in the shares of Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

None of the Reporting Persons has any plan or proposal which relates to or which would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer:
(b)	The sale or transfer of a material amount of assets of the Issuer;
(c)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;
(d)	Any material change in the present capitalization or dividend policy of the Issuer;
(e)	Any other material change in the Issuer's business or corporate structure;
(f)	Changes in the corporate governance documents or other actions which may impede the acquisition or control of the Issuer by any person;
(g)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(i)	Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer

(a)
The calculations in this Item are based upon 7,604,800 shares of Common Stock issued and outstanding as of November 11, 2013 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).  As of the date hereof, the Reporting Persons beneficially owned 404,000 shares or 5.3% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Act.

(b)
Because John M. Gregory controls all of the voting interests of SJSI and Kingsway Charities with respect to the securities, he may be deemed to have the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the 54,000 shares held by SJSI and the 285,000 shares held by Kingsway Charities. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of Common Shares held by SJSI or Kingsway Charities. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.  John M. Gregory and Joan P. Gregory control the voting and dispositive power of the 65,000 shares of Common Stock held by John M. Gregory and Joan P. Gregory as joint tenants with right of survivorship.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transactions, with all purchases and sales having been made for cash in the open market:

Reporting Person	Transaction	Date	No. of Shares	Average Price Per Share
John M. Gregory and Joan P. Gregory, joint tenants with right of survivorship	Purchase	03/20/2014	9,000	$ 6.6106
	Purchase	03/05/2014	30,000	$6.3638
	Sale	02/24/2014	10,000	$5.67
	Sale	02/21/2014	12,000	$5.9771
	Sale	02/20/2014	14,000	$6.0343
SJSI	Purchase	03/20/2014	130	$6.34
	Purchase	01/21/2014	670	$4.48
Kingsway Charities	Purchase	03/20/2014	15,510	$6.4833
	Purchase	03/07/2014	15,000	$6.664
	Purchase	03/06/2014	4,050	$6.6125
	Purchase	03/03/2014	25,000	$5.1953
	Purchase	02/19/2014	8,000	$5.825
	Purchase	02/18/2014	42,440	$5.5046

   (d)The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Shares beneficially owned by the Reporting Persons.

(e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2014	/s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

SJ Strategic Investments, LLC
By: /s/ John M. Gregory
John M. Gregory
Its: Managing Member

Kingsway Charities, Inc.
By:/s/ John M. Gregory
John M. Gregory
Its: Chairman of the Board of Directors

JOINT FILING AGREEMENT

SJ Strategic Investments LLC, a Tennessee limited liability company, John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory, and Kingsway Charities (the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934.  Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry.  Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 24th day of March, 2014.

/s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

SJ Strategic Investments, LLC
By: /s/ John M. Gregory
John M. Gregory
Its: Managing Member

Kingsway Charities, Inc.
By:/s/ John M. Gregory
John M. Gregory
Its: Chairman of the Board of Directors